State of Delaware        Exhibit 3.1
Secretary of State
Division of Corporations
Delivered 10:41 AM 05/16/2022
FILED 10:41 AM 05/16/2022
SR 20222010822 – File Number 2213292

CERTIFICATE OF AMENDMENT
TO
RESTATED CERTIFICATE OF INCORPORATION
OF
TYLER TECHNOLOGIES, INC.

Tyler Technologies, Inc. (the “Corporation”), a corporation organized and existing under the Delaware General Corporation Law (the “DGCL”), does hereby certify that:
1.The name of the Corporation is Tyler Technologies, Inc. The Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on March 14, 1990, as amended on May 14, 1990, February 27, 1998, and May 19, 1999 (the “Certificate of Incorporation”).
2.At a meeting of the Board of Directors of the Corporation, resolutions were duly adopted setting forth the following proposed amendment of the Certificate of Incorporation, declaring said amendment to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof.
3.Pursuant to resolution of the Corporation’s Board of Directors, the annual meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the DGCL, at which meeting the necessary number of shares of the Corporation’s common stock as required by the DGCL and the Certificate of Incorporation were voted in favor of the following amendment.
4.Such amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.
5.Article Eighth of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:
“EIGHTH.
Section 1. Mergers, Share Exchanges and Other Transactions.
A. Evaluation of Relevant Factors. It shall be a proper corporate purpose, reasonably calculated to benefit stockholders, for the Board of Directors to base the response of the Corporation to any “Acquisition Proposal” on the evaluation by the Board of Directors of what response is in the best interests of the Corporation, and for the Board of Directors, in evaluating what response is in the best interests of the Corporation, to consider: (i) the best interests of the stockholders; for this purpose, the Board of Directors shall consider, among other factors, not only the consideration being offered in the Acquisition Proposal, in relation to the market price, but also in relation to the value of the Corporation in a freely negotiated transaction and in relation to the estimate by the Board of Directors of the future value of the Corporation as an independent entity; and (ii) such other factors as the Board of Directors determines to be relevant, including, among other factors, the social, legal and economic effects upon the Corporation’s employees, suppliers, customers and business and the communities in which the Corporation operates. For purposes of this Section 1, “Acquisition Proposal” means any proposal of any person or entity (a) for a tender offer or exchange offer for any equity security of the Corporation, (b) to merge or consolidate the Corporation with another corporation, or (c) to purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation.
B. Stockholder Approval. A merger or share exchange of the Corporation (other than a parent-subsidiary merger not requiring a vote of the Corporation’s stockholders under Delaware law), a sale of substantially all of the Corporation’s assets, or the liquidation or dissolution of the Corporation must be approved by the affirmative vote of the holders of not less than a majority of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
Section 2. Special Meetings of Stockholders. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation shall be called only by: (i) the Chief Executive Officer or by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors; or (ii) the Secretary of the Corporation, following receipt of one or more written requests to call a special meeting of the stockholders from stockholders of record who own, in the aggregate, at least 20% of the voting power of the outstanding shares of the Corporation then entitled to vote on the matter or matters to be brought before the proposed special meeting that complies with the procedures for calling a special meeting of the stockholders as may be set forth in the By-Laws.
Section 3. Stockholder Action by Written Consent. Except as provided in the certificate of designation for any series of preferred stock, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting by the written consent of the stockholders of the Corporation, but only if such action is taken in accordance with the provisions of this Article Eighth, Section 3 and the Corporation’s By-laws. The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting shall be as fixed by the Board of Directors or as otherwise established under this Article Eighth, Section 3 and the Corporation’s By-laws. Any person other than the Corporation seeking to have the stockholders authorize or take corporate action by written consent without a meeting shall, by written notice addressed and delivered to the secretary of the Corporation and signed by holders of record of at least twenty percent (20%) of the voting power of the outstanding capital stock of the Corporation entitled to express consent on the relevant action, request that a record date be fixed for such purpose in the form and in the manner prescribed in the Corporation’s By-laws.”

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation this 16th day of May 2022.
TYLER TECHNOLOGIES, INC.
By:    /s/ Abigail Diaz
Abigail Diaz, Chief Legal Officer
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